EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
Earnings
Pre-tax income (loss) from continuing operations	$(141)	$(250)	$266	$(19)	$(473)	$(451)	$(213)
Distributed income of equity investees	—	—	1	4	8	6	6
Fixed charges	230	424	399	655	1,374	942	1,148
Less:
Share of profit of associates and joint ventures, net of income tax	(4)	(6)	(11)	(18)	(17)	(14)	(19)
Non-controlling interests	—	—	—	—	(2)	(1)	(1)
Interest capitalized	—	(1)	(3)	(1)	(4)	(3)	(2)

Earnings	$85	$167	$652	$621	$886	$479	$919

Fixed Charges
Interest expense and capitalized	$200	$379	$317	$512	$1,129	$773	$1,090
Amortized premiums, discounts and capitalized expenses related to indebtedness	24	29	29	30	204	137	31
Fair value adjustment of acquired notes	—	—	—	(1)	—	—	—
Graham Packaging Notes tender offer fees	—	—	—	—	5	5	—
Unamortized debt issue costs written off	—	—	36	—	—	—	—
2010 debt commitment letter & related costs	—	—	—	97	—	—	—
Estimate of interest in rental expense	6	16	17	17	36	27	27

Total fixed charges	$230	$424	$399	$655	$1,374	$942	$1,148

Ratio of Earnings to Fixed Charges	—	—	1.6x	—	—	—	—

Additional Pre-Tax Earnings to Achieve 1:1 Ratio	$145	$257	$(253)	$34	$488	$463	$229